UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 13, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                     A news release dated 6 December 2013 entitled ‘Dyslexia and Breast Cancer Apps Amongst Winners at €200,000 Vodafone Foundation Mobile for Good Europe Awards’

2.                                     A news release dated 9 December 2013 entitled ‘Vodafone Announces ‘Vodafone Firsts’ New Global Own-Brand Engagement Strategy’

3.                                     A news release dated 11 December 2013 entitled ‘Vodafone Research Reveals Marked Increase in European Small and Medium Enterprise Confidence’

4.                                     A news release dated 18 December 2013 entitled ‘Update to Vodafone Country-by-Country Taxation and Total Economic Contribution Overview’

5.                                     Stock Exchange Announcement dated 3 December 2013 entitled ‘Director Declaration’

6.                                     Stock Exchange Announcement dated 12 December 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.                                     Stock Exchange Announcement dated 19 December 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

8.                                     Stock Exchange Announcement dated 31 December 2013 entitled ‘Vodafone Group Plc Voting Rights and Capital’

6 December 2013

DYSLEXIA AND BREAST CANCER APPS AMONGST WINNERS AT €200,000 VODAFONE FOUNDATION MOBILE FOR GOOD EUROPE AWARDS

Age five, Luz Rello was struggling at school.  Dyslexia meant learning to read and write was incredibly hard.  Twenty nine years on, Luz is doing a PhD on dyslexia and technology at Pompeu Fabra University.  Last night Luz was part of a team awarded €30,000 as the winner of the education category of the Vodafone Foundation Mobile for Good Europe Awards for their app ‘Dyseggxia’.  It was Luz’s belief that no child with dyslexia should feel isolated at school that led her to develop this app.  Based on scientific research around the common errors people with dyslexia make when writing, the app uses games to help children with dyslexia overcome these issues.

Other winners in the health category were Teresa Torres and Laura Estévez, who won with their app ‘Contigo’ (With You).  A breast cancer survivor and medical oncologist, respectively, the pair have supported the development of ‘Contigo’ to provide support, information and advice to women diagnosed with breast cancer from the moment of diagnosis all the way through stages of treatment and recovery.

Last night the Vodafone Foundation announced the four winners of the 2013 Vodafone Foundation Mobile for Good Europe Awards.  These awards recognise transformational apps designed to improve people’s lives, deliver substantial public benefit and stimulate thinking of how mobile technology can improve the delivery of public services for society.

A total prize fund of €200,000 for the best Android and iOS apps and concepts has been shared between 12 finalists, with the winner of each category receiving €30,000.  This money has been awarded for the further development of the applications.  Finalists in second place were awarded €15,000 and third place €5,000.

The awards categories included health, accessibility, education and the mobilisation of public services.

ColorADD (accessibility category) — the app is designed to enable colour-blind users to understand colours through a simple coding system.  Using the camera, the app overlays the appropriate icons on top of colours shown on screen. ColorADD ensures equal accessibility for all when colour is a factor of identification, orientation or choice, for example when navigating the London Underground/Metro where lines are colour coded.

Dyseggia (education category) — the app is a mobile game which uses science-based language exercises to help young people with dyslexia overcome issues with reading and writing.  The game requires users to finish words and restructure wrongly-ordered letters, which helps isolate dyslexia-related difficulties linked to handwriting. Evaluation in schools showed children with dyslexia who used this app to have improved their writing skills.

Bribespot (mobilising public services category) is an anonymous service for reporting and tracking petty bribes and corruption. Users are able to report corrupt officials on the go, providing a low-cost, real-time service for aggregating petty corruption data from around the world. Users can report bribes via the website or via the app.

Contigo (health category) — the app was developed by 16 women who have survived breast cancer in partnership with their medical oncologist Laura Estévez, Director of Breast Cancer programme at Hospital Sanchinarro Madrid, Spain.  Contigo is an app designed to support women from the moment they are diagnosed with breast cancer all the way through treatment. Contigo provides personal testimonies, interactive info-graphics and accurate medical content about breast cancer. Content appears in 11 thematic sections - the first days, cancer, therapies, the first day of chemo, side effects, diet, sexuality, emotions, sport, recreation and the end of treatment - to help women cope at all stages of treatment and recovery.

The Mobile for Good Europe Awards are supported by AGE Platform Europe, the European network that promotes the interests of the 150 million people aged 50-plus in the EU, and by the European Disability Forum (EDF), the NGO that represents the interests of 80 million Europeans with disabilities.  The awards are also supported by PatientView, a research and publishing organisation which supports one of the most important changes taking place in the healthcare system - the patient movement.  PatientView is also the publisher of myhealthapps.net, a new website that brings a patient/citizen perspective to assessing health and wellbeing apps.

The Mobile for Good Europe Awards are part of the Vodafone Foundation’s Mobile for Good programme, which supports initiatives around the world which use mobile technology to drive positive social change. The Mobile for Good Europe Awards were built on the success of the Smart Accessibility Awards in 2011 and 2012 expanding to cover health, education as well as the consideration of how mobile can improve the delivery of public services for the benefit of society.

Andrew Dunnett, Vodafone Group Director Sustainability & Vodafone Foundation, said: “Mobile technology is transforming the way people live their lives. The winners of the Mobile for Good Europe Awards clearly highlight the potential of mobile technology to empower people in every aspect of life. Whether as a tool to support learning, to improve healthcare or to enable easy access to public services and information, these apps are making a real difference to people’s lives.”

Lambert Van Nistelrooij, Member of European Parliament, Group of the European People’s Party, said: “The initiatives we present tonight prove that the EU is on track in turning the demographic challenge of ageing into an opportunity. As European citizens, young and old, we can benefit from the extended development and use of smart ICT-products and services. These innovative active ageing solutions enable us to provide better care, ensure a higher quality of life, and provide for a higher degree of social inclusion.”

Anne-Sophie Parent, Secretary General, AGE Platform Europe, said: “AGE thanks the Vodafone Foundation for their continuing effort in encouraging the development of apps that better meet the needs of our ageing population. The new themes launched this year are very relevant for older people and the quality of the winning apps reflects how the awareness of older people’s needs has increased among the developers since the Award was launched three years ago. So congratulations to all of them!”

Yannis Yallouros, EDF Executive member, said: “This third edition of the awards proves once again that a joint venture between companies dedicated to accessibility and organisations of persons with disabilities and elderly people can bring changes in society. We thank all participants for their efforts to contribute to the development of accessible apps and we congratulate the winners for their fantastic work; we count on their endeavour to make their apps known and used by many.”

Alex Wyke CEO PatientView and Dee O’Sullivan, CEO myhealthapps.net, said: “PatientView is pleased to partner with Vodafone Foundation on this exciting endeavour. Apps represent a very important part of self-care and patient empowerment that together should help ensure healthcare sustainability.”

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Enquiries:

Vodafone Group

Media Relations	Tel: +44 (0) 1635 664 444

Notes to Editors

For more information about the Vodafone Foundation Mobile for Good Europe Awards, please visit www.mobileforgoodeuropeawards.com

About Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes.

In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company. (For more information about Vodafone Group, please see below).

The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

About AGE Platform Europe

AGE Platform Europe is a European network of more than 165 organisations of, and for, people aged 50+ and represents over 30 million older people in Europe. AGE aims to voice and promote the interests of the 150 million inhabitants aged 50+ in the European Union and to raise awareness of the issues that concern them most. AGE strongly believes that accessible technologies can promote independent living, social inclusion, and active participation of older people in society and equal opportunities for all. Its work in this area aims at ensuring that technological developments meet the needs and expectations of older people. www.age-platform.eu

About the European Disability Forum (EDF)

EDF is the European umbrella organisation representing the interests of 80 million persons with disabilities in Europe. The mission of EDF is to ensure disabled people full access to fundamental and human rights through their active involvement in policy development and implementation in Europe. EDF works closely with the European institutions, the Council of Europe and the United Nations. http://www.edf-feph.org/

PatientView

PatientView is a research and publishing organization that supports one of the most important changes taking place in the healthcare system - the patient movement.  PatientView is also the publisher of myhealthapps.net, a new website that brings a patient/citizen perspective to assessing health and wellbeing apps.

Vodafone Group

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

9 December 2013

VODAFONE ANNOUNCES “VODAFONE FIRSTS” NEW GLOBAL OWN-BRAND ENGAGEMENT STRATEGY

Vodafone today announced its new global own-brand engagement strategy to be launched across all of Vodafone markets throughout 2014. “Vodafone Firsts” will mark the company’s evolution from a traditional ‘badging’ global sponsorship approach to a much deeper and direct interaction with more than 400 million customers worldwide.

The new social media-led brand engagement strategy will focus on examples of people doing remarkable things for the first time, inspired and enabled by Vodafone’s technology and connectivity. Vodafone will identify, enable and activate three different tiers of “Firsts” across up to 30 countries:

•                  ‘global Firsts’ are major ‘world’s-first’ events and experiences which will fascinate and engage consumers in multiple countries;

•                  ‘local Firsts’ are focused on large and unique events or activities which will resonate strongly within one particular country; and

•                  ‘personal Firsts’ are focused on the ambitions of individuals from around the world to do something amazing for the first time.

The launch of “Vodafone Firsts” follows the company’s announcement, in March 2013*, of its intention to transform its local and global sponsorship strategy to deliver an enhanced approach to customer engagement. From early 2014, Vodafone will identify and activate a wide variety of compelling Firsts, including enabling:

•                  an iconic sportswoman to take her first steps to protect some of the world’s most vulnerable women;

•                  a professional surfer to achieve a lifetime’s ambition for the first time;

•                  a leading musician to create his first recording with sounds sourced from remote locations;

•                  a revolutionary approach to conducting an orchestra to be performed for the first time.

World’s first multi-sensory fireworks display

Vodafone will activate its first “First” in London on New Year’s Eve, when it helps create the world’s first multi-sensory fireworks display. Working in partnership with the Mayor of London and food scientists Bompas & Parr, Vodafone will bring a new dimension to one of the world’s greatest public events. Thousands of people attending the celebrations will experience a show unlike any other as Vodafone has helped to create a display they will be able to taste and smell, as well as see. Meanwhile, a free Vodafone augmented reality smartphone app will enable millions more to join in the experience, wherever they are.

Further details of the world’s first multi-sensory fireworks display can be found at: http://www.vodafone.com/content/index/media/vodafone-group-releases/2013/vodafone-joins-forces-with-mayor-of-london-for-world-s-first-multisensory-fireworks.html

Vodafone Group Brand Director Barbara Haase said: “Firsts represents a radical break with almost a quarter of a century of Vodafone-branded badged sponsorship. The concept is simple: we know that our technology can enable and inspire people to do something amazing for the first time, from making their first call to sharing their first video. Firsts is designed to reflect that sense of empowerment and excitement by using our technology and connectivity to enable a diverse range of people to achieve their remarkable ambitions.”

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

Notes for Editors

*See http://www.vodafone.com/content/index/media/vodafone-group-releases/2013/sponsorship_review.html

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

11 December 2013

VODAFONE RESEARCH REVEALS MARKED INCREASE IN EUROPEAN SMALL AND MEDIUM ENTERPRISE CONFIDENCE

New Vodafone research conducted across more than 1,700 small and medium enterprises (SMEs) in six European countries has discovered a marked increase in confidence about future growth coupled with a strong commitment to further investment in communications and information technology (ICT) to enhance productivity.

Believed to be one of the largest recent polls of its kind, SME business leaders in the UK, Republic of Ireland, Germany, Italy, Spain and the Czech Republic were asked for their views on current market conditions and future business prospects. Vodafone’s “The connected future for SMEs” report found that:

•                  Around half of SMEs surveyed say their businesses are performing more strongly now than two years ago;

•                  80 per cent are now confident that their businesses will grow over the next two years;

•                  the largest proportions of SMEs expressing confidence about the future were found in two of the countries most severely affected by the Eurozone crisis: 88 per cent of Irish SMEs and 83 per cent of Spanish SMEs now expect to increase turnover and profitability between now and the end of 2015.

The Vodafone connected future for SMEs research also analysed SMEs’ use of, and attitudes towards investment in, a range of different ICT products and services. Researchers found that:

•                  82 per cent of European SMEs have seen direct business benefits from previous ICT investment, with 88 per cent citing improved customer service as a key outcome;

•                  68 per cent are planning on further ICT investment to enable a deeper and more responsive level of customer service and to support more flexible and productive working practices;

•                  tablets are set to become the predominant focus of ICT investment for European SMEs, with adoption predicted to increase from 54 per cent to 73 per cent of businesses over the next year;

•                  a rapidly growing proportion of European SMEs plan to increase their use of cloud storage in future, with adoption of cloud services set to rise sharply from 44 per cent of SMEs across Europe to 60 per cent over the next twelve months;

•                  other priority investment areas for SMEs are smartphones and 4G services.

Vodafone Group Enterprise Chief Executive, Nick Jeffery said: “Small and medium-sized businesses are the engine room of the European economy. To find such a widespread positive outlook is heartening, particularly in some of the hardest-hit Eurozone countries. It’s also striking how businesses in towns and cities across Europe share a common view that further investment in technology will be critical to future prosperity.”

The research was conducted on behalf of Vodafone Group by specialist B2B research firm Circle Research. A total of 1,736 SMEs were interviewed by telephone and online in the UK, Republic of Ireland, Germany, Italy, Spain and the Czech Republic. The report is available online at:

www.vodafone.com/content/dam/group/media/downloads/A597-Vodafone-SME-digitisation-paper-final.pdf

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For further information:

Vodafone Group

Media Relations

+44 (0) 1635 664444

Notes to editor:

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

18 December 2013

UPDATE TO VODAFONE COUNTRY-BY-COUNTRY TAXATION AND TOTAL

ECONOMIC CONTRIBUTION OVERVIEW

Vodafone today published an update to its voluntary disclosure of the Group’s taxation and total economic contribution on a country-by-country basis to include financial information for the year ended 31 March 2013.

Vodafone published its first country-by-country breakdown in June 2013. The report published today provides an updated overview of the Group’s total contribution to public finances in each of its countries of operation, including direct and indirect cash taxes paid as well as non-taxation-based government revenue contributions such as spectrum fees.

Vodafone is one of very few multinational companies worldwide to make a voluntary disclosure on a country-by-country, ‘actual cash paid’ basis, including details and explanations of tax payments and key taxation matters.

The updated information can be found online at: http://www.vodafone.com/sustainability/tax

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For further information:

Vodafone Group

Media Relations
Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

3 December 2013

RNS: 5776U

3 December 2013

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement on 3 December 2013 of the appointment of Val Gooding as a Non-Executive Director of the Company with effect from 1 February 2014, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules.

Val Gooding holds or has held directorships in the following publicly quoted companies in the past five years:

Name of Company	Date of appointment	Date of resignation
Premier Farnell plc	June 2011	Current directorship
Standard Chartered Bank plc	May 2005	May 2013
J Sainsbury plc	July 2007	June 2011
XL Group plc	April 2012	November 2012

There are no further disclosures to be made pursuant to paragraph 9.6.13R of the Listing Rules.

12 December 2013

RNS: 4225V

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 12 December 2013 by Computershare Trustees Limited that on 11 December 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 231.2p per share in connection with the Vodafone Share Incentive Plan:

Andy Halford*	108
Nick Jeffery	108
Matthew Kirk	108
Ronald Schellekens	108

* Denotes Director of the Company

END

19 December 2013

RNS: 0035W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 19 December 2013, that today, Stephen Pusey, a Director of the Company, exercised the following options, granted under the Vodafone Global Incentive Plan, over 947,556 ordinary shares of US$0.11 3/7 in the Company:

	No of options	Unapproved /	Exercise	No. of shares sold @
Director	exercised	Approved	price	231.637p
Stephen Pusey	929,678	Unapproved	£1.678	794,201
Stephen Pusey	17,878	Approved	£1.678	12,957

Mr. Pusey has sold only sufficient shares to cover the costs of exercise and related tax charges and has retained the balance.  Following these transactions, Mr. Pusey retains a holding of 1,556,367 ordinary shares in the Company.

End

31 December 2013

RNS: 6014W

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 52,821,719,566 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,355,816,877 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 48,465,902,689.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 13, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary